[SEQUOIA MORTGAGE FUNDING CORPORATION LETTERHEAD]
July 25, 2006
VIA EDGAR
Mr. Daniel H. Morris/Ms. Susan C. Block
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Sequoia Mortgage Funding Corporation; Sequoia Residential Funding, Inc. Registration Statement on Form S-3 (Registration No. 333-132123)
Dear Mr. Daniel H. Morris/Ms. Susan C. Block:
          The Registrants hereby respectfully request, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. eastern standard time, on Wednesday, July 26, 2006, or as soon as practicable thereafter. This request for acceleration is on behalf of the Registrants; there are no underwriters named in the Registration Statement.
          In connection with this request, the Registrants hereby acknowledge that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call our counsel, Phillip R. Pollock, at (415) 772-9679 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,
/s/ Harold F. Zagunis
Harold F. Zagunis
Chief Financial Officer and Secretary

cc: Phillip R. Pollock, Esq.